EXHIBIT 4.2

General Collaboration Agreement

Between

McGill University

and

Adherex Technologies, Inc.

1	PREAMBLE

1.1	Identification of the Parties

This GENERAL COLLABORATION AGREEMENT (“the “AGREEMENT”) is entered into between McGill University (hereinafter referred to as “McGILL”), an institution of learning with an office at 3550 University Street, Montreal, Quebec, H3A 2A7, and Adherex Technologies Inc. a corporation incorporated and existing under the laws of Canada, having its principal office at 600 Peter Morand Crescent, Suite 340, Ottawa, Ontario K1G 5Z3, (hereinafter referred to as “ADHEREX”).

This AGREEMENT is effective upon signature of both parties. This AGREEMENT supersedes all prior agreements or understandings between McGILL and ADHEREX concerning the LICENSED TECHNOLOGY.

1.2	Background of the Agreement - Licensee Representations

ADHEREX desires to enter into collaboration with McGILL for the purpose of further research, and for developing and commercializing the TECHNOLOGY IN THE FIELD, and to obtain exclusive license rights to the LICENSED PATENT in the TERRITORY under the terms and conditions of this AGREEMENT.

1.3	Background of the Agreement — McGILL Representations

McGILL, which represents to be the owner of the entire right, title and interest in the LICENSED PATENT, desires to grant an exclusive license in the LICENSED PATENT to ADHEREX in accordance to the terms of this AGREEMENT, and to enter into collaboration with ADHEREX for the purpose of further research, and for developing and commercializing the TECHNOLOGY IN THE FIELD under the terms and conditions of this AGREEMENT.

Now Therefore, in consideration of the foregoing premises, the mutual covenants and obligations hereinafter contained, and other good and valuable consideration, McGILL and ADHEREX agree as follows:

2	DEFINITIONS

2.1	Usage

For the purposes of this AGREEMENT, the following terms, words, and phrases, when used in the singular or plural, shall have the meanings given to them in this Section.

2.2	McGill University

“McGill University,” as abbreviated “McGILL,” means the institution of education having its principal office at 853 Sherbrooke Street, Montreal, Qc, H3A 2T6, and shall also include all McGILL AFFILIATES. McGILL is the licensor of the LICENSED PATENT in this AGREEMENT.

2.3	Adherex Technologies Inc.

“ADHEREX TECHNOLOGIES Inc.,” as abbreviated “ADHEREX,” means the Corporation by that name having its principal office at 600 Peter Morand Crescent, Suite 340, Ottawa, Ontario K1G 5Z3, and shall include all ADHEREX AFFILIATES. ADHEREX is the licensee of the LICENSED PATENT in this AGREEMENT.

2.4	Affiliate

“AFFILIATE” means, with respect to a party of this AGREEMENT, any ENTITY which directly or indirectly controls or is controlled by or is under common control with such party. The term “control” means possession, direct or indirect, of the powers to direct or cause the direction of the management or policies of the ENTITY; whether through ownership of equity participation, voting securities, or beneficial interests; by contract or by agreement or otherwise;

2.5	Calendar Quarter

“CALENDAR QUARTER” means a period of three (3) months in the Gregorian calendar ending on the last day of March, June, September, or December.

2.6	Calendar Year

“CALENDAR YEAR” means a period of twelve (12) months beginning on January 1 and ending on December 31.

2.7	Effective Date

“EFFECTIVE DATE” means the date upon which this AGREEMENT is executed and dated by all the parties hereto. In the event that all of the parties do not execute and date this AGREEMENT on the same date, the EFFECTIVE DATE shall be the date upon which the last party hereto executes and dates this AGREEMENT.

2.8	Field

“FIELD” means agents and methods for modulating classical cadherin-mediated processes including, without restricting the foregoing, the HAV sequence and uses thereof, any molecule designed to interact with or mimic the HAV sequence, and any other molecule that targets the classical cadherins.

2.9	Gross Revenues

“GROSS REVENUES” means all incomes, revenues, receipts, monies, up-front payments, fees and considerations paid to ADHEREX by a third party and that are directly or indirectly attributable to: (i) the sale, by ADHEREX, of PRODUCTS IN THE FIELD; (ii) the provision of SERVICES by ADHEREX; (iii) option agreements, licenses or sublicenses granted by ADHEREX to a third party with respect to PRODUCTS IN THE FIELD or to the TECHNOLOGY IN THE FIELD; (iv) manufacturing payments for PRODUCTS IN THE FIELD, whether received in cash or by way of other benefit, advantage, or concession. GROSS REVENUES shall however exclude all revenues from research and development agreements and all material transfer agreements, provided that such agreements do not include license grants or commercialization rights with respect to any aspect of the TECHNOLOGY IN THE FIELD. If received in a form other than cash, the applicable revenue will be the monetary equivalent or FAIR MARKET VALUE of the benefit, advantage, or concession. For greater certainty, GROSS REVENUES do not include amounts paid to Adherex Technologies, Inc from any AFFILIATE, amounts paid by Adherex Technologies, Inc to any AFFILIATE or any amount paid from one AFFILIATE to another AFFILIATE.

2.10	Earned Royalties

“EARNED ROYALTIES” shall have the meaning given in clause 6.1 herein.

2.11	Entity

“ENTITY” means a corporation, an association, a joint venture, a partnership, a trust, a business, including an agency, or any other organization that can exercise independent legal standing.

2.12	Fair Market Value

“FAIR MARKET VALUE” means the gross sales price or value which ADHEREX would realize from an unaffiliated, unrelated buyer in an arm’s length sale or exchange of consideration for an identical product or service sold or provided in the same quantity and at the same time and place as the sale or exchange for which the FAIR MARKET VALUE is to be determined.

2.13	General Collaboration Agreement

“GENERAL COLLABORATION AGREEMENT” or “AGREEMENT” means this general collaboration agreement. This GENERAL COLLABORATION AGREEMENT is between McGill University and Adherex Technologies, Inc. Also included in this AGREEMENT are all Exhibits attached hereto and all amendments that may be made thereto.

2.14	Licensed Patent

“LICENSED PATENT” means, collectively: (i) US Patent Number 6,031,072, filed on July 11, 1997 entitled “Compounds and Methods for Modulating Cell Adhesion”; (ii) the US non-provisional patent application number 09/057,363 filed on April 8, 1998, entitled “Compounds and Methods for Inhibiting the Interaction between alpha-catenin and beta-catenin”, (iii) any other patent application in the FIELD, based on inventions made jointly by ADHEREX and

McGILL, arising from research in the FIELD sponsored by ADHEREX pursuant to this AGREEMENT, (iv) any patent which shall issue on any of the above-described patent applications, or on any improvements thereof, and any reissue and extension thereof; (v) Any divisional, continuation or substitute patent application which shall be based on any of the above-described patent application or on any such patent; (vi) Patents and patent applications corresponding to each of the above-described patents and patent applications which are issued, filed, or to be filed in any and all foreign countries, any patents (including but not limited to patents of importation, improvement, or addition, utility models and inventors’ certificates) which shall subsequently issue thereof and (vii) any renewals, continuations, continuations-in-part, substitutions, inventors’ certificates, divisions, national, international and PCT filings, reissues, reexaminations or extensions thereof.

2.15	Licensed Product

“LICENSED PRODUCT” shall specifically include a composition of compounds and elements where one or more of the compounds and/or elements or the combination of compounds and/or elements is produced, manufactured, sold, leased, used or practiced subject to and within the scope of the LICENSED PATENT claims or the description of the LICENSED TECHNOLOGY.

2.16	Licensed Technology

“LICENSED TECHNOLOGY” means all technology improvements within the scope of the LICENSED PATENT; including, without limitation, computer programs, data, apparatus, whether patentable (but not effectively patented) or unpatentable, owned or controlled by McGILL, as of the EFFECTIVE DATE.

2.17	Patents In The Field

“PATENTS IN THE FIELD” means, collectively; (i) LICENSED PATENTS; (ii) the US non-provisional patent application number 09/113,977, filed July 10, 1998, entitled “Compounds and Methods for Modulating Adhesion Molecule Function”, and (iii) the US non-provisional patent application number 09/491,078, filed January 24, 2000, entitled “Peptidomimetic Modulators of Cell Adhesion”; (iv) any patent which shall issue on any of the above-described patent applications, or on any improvements thereof, and any reissue and extension thereof; (v) Any divisional, continuation or substitute patent application which shall be based on any of the above-described patent application or on any such patent; (vi) Patents and patent applications corresponding to each of the above-described patents and patent applications which are issued, filed, or to be filed in any and all foreign countries, any patents (including but not limited to patents of importation, improvement, or addition, utility models and inventors’ certificates) which shall subsequently issue thereof as well as (vii) any renewals, continuations, continuations-in-part, substitutions, inventors’ certificates, divisions, national, international and PCT filings, reissues, reexaminations or extensions thereof.

2.18	Product(s) In The Field

“PRODUCT(S) IN THE FIELD” shall specifically include any composition(s) of compounds and elements where one or more of the compounds or the combination of compounds and/or elements is produced, manufactured, used or practiced subject to and within the scope of the PATENTS IN THE FIELD claims or description of the TECHNOLOGY IN THE FIELD.

2.19	Technology in the Field

“TECHNOLOGY IN THE FIELD” means the PATENTS IN THE FIELD, all technology improvements, and intellectual property, within the scope of the PATENTS IN THE FIELD; including, without limitation, inventions, computer programs, data, apparatus, whether patentable or unpatentable, owned or controlled by ADHEREX or McGILL, as of the EFFECTIVE DATE.

2.20	Net Sales

“NET SALES” means the GROSS REVENUES less qualifying costs directly attributable to such GROSS REVENUES and actually allowed and borne by ADHEREX. Such qualifying costs shall be limited to costs of the following:

Discounts and allowances actually shown on the invoice;

Packaging;

Prepaid outbound transportation expenses;

Handling charges;

Taxes; including sales, use, turnover, excise, import, export, and other taxes or duties, separately billed or invoiced, and borne by ADHEREX, imposed by a government agency on such use, sales, lease, or transfer;

Credits, allowances or refunds given on account of returned goods;

Agents’ commissions paid for the sale of PRODUCTS IN THE FIELD;

Bona fida rebates;

Credit refunds, or uncollected amounts, provided however that, with respect to such uncollected amounts, ADHEREX has taken all commercially prudent steps necessary to collect such amounts;

PRODUCTS IN THE FIELD used for quality control testing for the purposes of verifying aspects of performance, e.g. sensitivity, specificity, stability, etc., either by ADHEREX or through ADHEREX’s collaborators;

Any consideration received for the use of or the sale, lease or transfer made for the purpose of obtaining regulatory approval of any PRODUCTS IN THE FIELD including, without limitation, providing samples for clinical trials.

2.21	Service

“SERVICE” means, if used as a noun, any use of the TECHNOLOGY IN THE FIELD to facilitate the desires of another party.

2.22	Territory

“TERRITORY” means the World.

3	LICENSE RIGHTS GRANTED/RESERVED

3.1	Grant of Rights

Subject to the terms and conditions of this AGREEMENT, McGILL hereby grants to ADHEREX exclusive royalty bearing license rights to practice in the FIELD, in the TERRITORY, the LICENSED PATENT for the term of the LICENSED PATENT, with the right to manufacture, have manufactured, use, sell, lease or otherwise exploit or transfer, LICENSED PRODUCT, and non-exclusive royalty bearing license rights to practice in the FIELD, in the TERRITORY, the LICENSED TECHNOLOGY for the term of the AGREEMENT, with the right to manufacture, have manufactured, use, sell, lease or otherwise exploit or transfer LICENSED PRODUCT. Notwithstanding the rights granted hereunder, University shall retain the right to use the LICENSED PATENT for non-commercial academic and scholarly purposes, subject to confidentiality requirements.

3.2	Rights to Sublicense

The license rights granted under this AGREEMENT shall specifically include the right for ADHEREX to grant sublicenses to the LICENSED PATENT and the LICENSED TECHNOLOGY. ADHEREX agrees that any sublicense it grants to the LICENSED PATENT or the LICENSED TECHNOLOGY to any third party shall be granted under the following conditions:

(a) For the purposes of ensuring that McGILL’s rights under section 5 and 6 of this AGREEMENT are respected, any sublicense agreement proposed by ADHEREX that includes the right to grant sublicenses must be approved in writing by McGILL prior to its execution. McGILL’s consent shall not be unreasonably withheld;

(b) Upon termination of this Agreement and provided the obligations of ADHEREX pursuant to sections 5.3 and 5.5 of this Agreement have been satisfied within sixty (60) days following termination, McGILL will honour any sublicense granted by ADHEREX, but only in respect of the grant of rights in relation to the LICENSED PATENT and LICENSED TECHNOLOGY, provided any sublicensee availing itself of such right agrees to be bound in respect of McGILL, by the terms of its sublicense with ADHEREX relating to the payment of royalties and fees, including, without limiting the generality of the foregoing, provisions dealing with term, reporting, default and breach, and termination. Sublicensees shall have no obligation to McGILL to keep their sublicenses in force, in which case the sublicense shall immediately terminate and sublicensee shall immediately cease to use, manufacture or have manufactured, sell, lease of otherwise exploit or transfer the LICENSED PATENT and LICENSED

TECHNOLOGY. Should a sublicensee intend to continue to use, manufacture or have manufactured, sell, lease or otherwise exploit or transfer the LICENSED PATENT or LICENSED TECHNOLOGY, it shall provide McGILL with written notice of such intent, along with a copy of the sublicense agreement to which it is a party within sixty (60) days of termination of this Agreement. The above shall be part of all sublicense agreements.

(c) Within thirty (30) days after the execution of a sublicense agreement, as authorized herein, ADHEREX shall forward to McGILL a fully executed copy of such sublicense agreement, which shall be treated by McGILL as being confidential information of ADHEREX and of the relevant sublicensee. In addition to providing McGILL with a copy of the executed sublicense agreement, should such sublicense agreement be written in a language other than English and French, ADHEREX shall provide McGILL with an English translation of the sublicense agreement.

(d) The “Research and License Agreement” sublicense entered into and made on August 17, 2000 by and among BIOCHEM PHARMA INC., and ADHEREX, is deemed to be in accordance with the terms and conditions of this AGREEMENT. In the event of termination of this AGREEMENT ADHEREX shall exert its best effort to cause BIOCHEM PHARMA INC., to stop using, manufacturing or having manufactured, selling, leasing or otherwise exploiting or transferring the LICENSED PATENTS, and LICENSED TECHNOLOGY, unless BIOCHEM PHARMA INC. agrees to comply with section 3.2 (b).

4	TERM AND TERMINATION

4.1	Term of Agreement

The term of this AGREEMENT shall commence on its EFFECTIVE DATE and shall end September 23, 2028, unless it earlier terminates by operation of law.

4.2	ADHEREX’s Rights to Termination

After September 25, 2006, ADHEREX may terminate this AGREEMENT, by giving written notice of its intent to terminate at least sixty (60) days prior to actual termination provided that no EARNED ROYALTIES are due or are being earned as of the date of termination. ADHEREX may not terminate this AGREEMENT for the purpose of, or in a way that would deprive McGILL of future EARNED ROYALTIES.

Upon any material breach of or default under this AGREEMENT by McGILL, ADHEREX may terminate this GENERAL COLLABORATION AGREEMENT.

ADHEREX shall give McGILL written notice of termination prior to terminating this GENERAL COLLABORATION AGREEMENT. Such notice shall state the cause(s) for termination and the procedures, if any, that ADHEREX considers that McGILL must follow to remedy such a breach. McGILL shall have sixty (60) days after the effective date of the notice to remedy the stated cause(s) for termination.

Any disagreements between the parties on whether or not the default has been remedied, shall be subject to Dispute Resolution pursuant to clause 12.2 herein. In the event that McGILL does not attempt to remedy the default, this LICENSE AGREEMENT shall become fully paid up and ADHEREX shall then have an unrestricted right to the LICENSED TECHNOLOGY, including the LICENSED PATENTS.

4.3	McGILL’s Rights to Termination

Upon any material breach of or default under this AGREEMENT by ADHEREX, McGILL may terminate this AGREEMENT.

McGILL shall give ADHEREX written notice of termination prior to terminating this AGREEMENT. Such notice shall state the cause(s) for termination and the procedures, if any, that McGILL considers that ADHEREX must follow to remedy such a breach. ADHEREX shall have sixty (60) days after the effective date of the notice to remedy the stated cause(s) for termination.

Any disagreements between the parties on whether or not the default has been remedied, shall be subject to Dispute Resolution pursuant to clause 12.2 herein. In the event that ADHEREX does not attempt to remedy the default, the AGREEMENT and all rights granted ADHEREX, shall automatically terminate at the end of the sixtieth (60) day following the giving of the notice described in the previous paragraph.

In the event ADHEREX ceases conducting business in a normal course, becomes insolvent, makes a general assignment for the benefit of creditors, suffers or permits the appointment of a receiver for its business or assets, or avails itself of, or becomes subject to, any proceeding under the Federal bankruptcy Act or any other statute of any state or country relating to insolvency or the protection of creditor rights, this AGREEMENT shall immediately and automatically terminate at the occurrence of any such event.

5	LICENSING CONSIDERATIONS

5.1	Equities

Within sixty (60) days following the EFFECTIVE DATE, ADHEREX shall issue to McGILL 2,542,084 Common Shares of Adherex Technologies Inc. common stock equivalent to 10.6% of the total issued preferred and common shares.

5.2	Diligence Payments

If ADHEREX or a sublicensee authorised hereunder has not filed an investigational new drug (IND) or similar application with the Canadian Health and Welfare Canada (Health Protection Branch) or, the U.S. Food and Drug Administration, or the European equivalent or any other recognized agency, relating to a PRODUCT IN THE FIELD, prior to September 23, 2002, ADHEREX shall pay McGILL $100,000 in order to maintain its rights under this AGREEMENT.

If ADHEREX or a sublicensee authorised hereunder has not commenced Phase II Clinical Trials in the United States or Canada or Europe or in any other recognized jurisdiction on any PRODUCT IN THE FIELD prior to September 23, 2004, ADHEREX shall pay McGILL $100,000 in order to maintain its rights under this AGREEMENT.

If ADHEREX or a sublicensee authorised hereunder has not commenced Phase III Clinical Trials in the United States or Canada or Europe or in any other recognized jurisdiction on any PRODUCT IN THE FIELD prior to September 23, 2006, ADHEREX shall pay McGILL $200,000 in order to maintain its rights under this AGREEMENT.

5.3	Sponsored Research

ADHEREX undertakes to fund mutually agreed upon research at McGILL through Research Agreements. This will include a 10-year research contract to be initiated within one year of the EFFECTIVE DATE in support of Dr. Orest Blaschuk in the amount of $100,000 per year plus 40% overhead for a total of $1.4 million for ten years.

5.4	Additional Research

ADHEREX will support additional mutually agreed upon research through Research Agreements in support of McGILL researchers (which may or may not include Dr. Blaschuk) to bring the total sponsored research amount to $200,000 in the first year following the EFFECTIVE DATE. The yearly amounts of this additional research commitment will be:

Year 1	Year 2	Year 3	Year 4	Year 5
$60,000	$82,000	$105,000	$132,000	$160,000

Year 6	Year 7	Year 8	Year 9	Year 10
$193,000	$228,000	$268,000	$312,000	$360,000

If the total financial commitment for additional research exceeds 5% of ADHEREX’s cash and cash equivalents as shown in the December 31 balance sheet of the preceding year, support for new additional research will be deferred until such time that the total financial commitment for all additional research no longer exceeds 5% of ADHEREX’s cash and cash equivalents, with the condition that ADHEREX’s financial obligations pursuant to ongoing research agreements will be respected and will not be deferred.

5.5	CIHR University/Industry chair

In addition to funding described in 5.3 and upon approval by the CIHR, ADHEREX will provide financial support for a CIHR university/industry chair supporting studies in cell adhesion for Dr. Orest Blaschuk for which McGILL will apply.

6	ROYALTIES

6.1	Earned Royalties

In consideration for the license granted in this AGREEMENT, ADHEREX shall pay to McGILL, in the manner designated below, an earned royalty of 2% of the GROSS REVENUE received by ADHEREX.

For more certainty, no royalty shall be payable to McGILL hereunder on amounts paid to Adherex Technologies, Inc. from any AFFILIATE other than Adherex Technologies, Inc., on any amount paid by Adherex Technologies, Inc. to any AFFILIATE other than Adherex Technologies, Inc., or on any amount paid from one AFFILIATE other than Adherex Technologies, Inc. to another AFFILIATE other than Adherex Technologies, Inc.

7	PAYMENTS AND REPORTS

7.1	Payments

Any amount due McGILL as the result of each PRODUCT IN THE FIELD being used, sold, or transferred pursuant to the terms of this AGREEMENT- shall accrue either i) in the case of direct sales by ADHEREX at the time ADHEREX receives payment for such PRODUCT IN THE FIELD; or, ii) in the case of sales by sublicensees at the time ADHEREX receives payment from such sublicensee. All amounts accrued for the benefit of McGILL shall be deemed held in trust for the benefit of McGILL until payment of such amounts is made pursuant to this AGREEMENT.

Unless otherwise specified in this AGREEMENT, all payment amounts due McGILL under this AGREEMENT shall be paid within forty-five (45) business days following the end of the CALENDAR QUARTER in which such payment accrues or ADHEREX otherwise incurs the obligation to pay such amounts.

All payments due McGILL based upon sales in countries outside of Canada shall accrue in the currency of the country in which the sales are made. ADHEREX shall utilise its best efforts to effect Canadian dollar transfers with respect to such royalties. However, any and all loss of exchange value, taxes, or other expenses incurred in the transfer or conversion of foreign currency into Canadian dollars, and any income, remittance, or other taxes on such royalties required to be withheld at the source shall be borne by McGILL.

All such payments shall be remitted to McGILL’s address given in the notification provision of this AGREEMENT or to such other address as McGILL shall direct.

7.2	Late Fees

ADHEREX shall pay to McGILL interest on any amounts not paid when due. Such interest will accrue from the fifteenth (15th) day after the payment was due at a rate two percent (2%) above the daily prime interest rate, as determined by the Royal Bank of Canada or its successor entity, on each day the payment is delinquent, and the interest payment will be due and payable on the first day of each month after interest begins to accrue, until full payment of all amounts due to McGILL is made.

7.3	Reports

ADHEREX shall keep, at its own expense, accurate books of account, using accepted accounting procedures, detailing all data necessary to calculate and easily audit any payments due to McGILL from ADHEREX under this AGREEMENT.

Each payment made to McGILL shall be accompanied by a written report summarizing, in sufficient detail to allow McGILL to verify all payment amounts, the data used to calculate the amounts paid. Each report pertaining to royalty payments for the applicable accounting period shall specifically include the following, as applicable:

GROSS REVENUES and NET SALES amounts.

Royalties due, broken down by category, including earned, pass through, and minimum royalty categories.

Annually, ADHEREX shall submit to McGILL a copy of its audited financial statement.

7.4	Examination of Records

Upon at least fifteen (15) days’ written notice, McGILL shall have the right, through an independent, accounting firm to examine such records and books of account of ADHEREX and AFFILIATES as are necessary to verify compliance with the terms of this LICENSE AGREEMENT. Such right may be exercised only once during any twelve-month period. Such examination may be performed at any time within three (3) years after the end of the reporting period to which the books of account pertain, and shall be performed during normal business hours at ADHEREX’s major place of business or at such other site as may be agreed upon by McGILL and ADHEREX. The accounting firm may make abstracts or copies of such books of account solely for its use in performing the examination. McGILL shall require prior to any such examination, such accounting firm to agree in writing that such firm will maintain all information, abstracts, and copies acquired during such examination in strict confidence and will not make any use of such material other than to confirm to McGILL the accuracy of ADHEREX’s compliance hereunder. McGILL shall provide ADHEREX with a copy of any reports and conclusions resulting from any such examination upon receipt of same.

7.5	Results of Examination

If any examination of ADHEREX’S records shows that ADHEREX has paid more than required under the Agreement, any excess amounts shall, at ADHEREX’S option, be promptly refunded or credited against future royalties with interest from the date of overpayment at the Royal Bank of Canada’s Prime Rate minus 1%. If any examination of ADHEREX’S records show that ADHEREX has paid less than required under this agreement, ADHEREX shall promptly pay the additional amount due together with interest and late fees as required under this agreement for late payments. If the amount of underpayment exceeds ten percent (10%) of the amount that should have been paid, ADHEREX shall also pay all reasonable costs of such examination. For more certainty, in the case of disagreement between the Parties with respect to the conclusions resulting from examination of ADHEREX’S records, such disagreement shall be subject to section 12 herein.

8	PERFORMANCE

8.1	Reasonable Efforts

During the term of this AGREEMENT, ADHEREX shall use its commercially reasonable efforts to commercialize a PRODUCT IN THE FIELD within the TERRITORY, consistent with sound and reasonable judgment in the industry

8.2	Performance

ADHEREX shall use reasonable efforts to bring the TECHNOLOGY IN THE FIELD or PATENTS IN THE FIELD to a point of practical application and make a PRODUCT(S) IN THE FIELD reasonably available to the public within a period of ten (10) years following the EFFECTIVE DATE. In the event that ADHEREX does not substantially meet the performance criteria set forth herein, McGILL may give ADHEREX written notice of its intention to terminate this AGREEMENT. Such notice shall state the cause(s) for termination and procedures, which ADHEREX must follow to prevent such termination. ADHEREX shall have sixty (60) days after the effective date of the notice to remedy the stated cause(s) for termination. Any disagreements between the parties as to whether or not the default has been remedied shall be subject to Dispute Resolution pursuant to section 12.2 herein. In the event that a disagreement between the parties as to whether or not the default has been remedied is not resolved, and that ADHEREX does not submit this matter for arbitration, this AGREEMENT and all rights granted ADHEREX may, at McGILL’s option, be terminated or modified in any manner, according to the termination and modification provisions herein.

9	PATENT COST, MAINTENANCE AND MARKINGS

9.1	Patent Cost and Maintenance

ADHEREX shall be responsible for all costs and expenses relating to the filing and maintenance of PATENTS IN THE FIELD. ADHEREX shall be responsible for filing, prosecution and maintenance in force of all patents and patent applications included in the PATENTS IN THE FIELD. McGILL shall review and comment on the filing and maintenance of the LICENSED PATENTS. The filing, prosecution and maintenance of patents and patent applications for the LICENSED PATENTS pursuant to this Section shall be completed through patent counsel selected by ADHEREX with the consent of McGILL. ADHEREX shall keep McGILL reasonably informed of all office actions, proposed responses or other patent prosecution activities involving the LICENSED PATENT. All patent applications included in the LICENSED PATENT shall be filed, prosecuted and maintained in the name of McGILL, provided that ADHEREX shall have the right to file, prosecute and maintain additional patents and patent applications that do not fall within the LICENSED PATENT.

For more certainty, and notwithstanding anything to the contrary herein, McGILL acknowledges and agrees that ADHEREX shall have the right to file, prosecute and maintain in force, in its own name, all patents and patent applications included in the PATENTS IN THE FIELD, others than LICENSED PATENTS, through patent counsel selected by ADHEREX alone, and without any obligations towards McGILL. ADHEREX nevertheless agrees to keep McGILL reasonably informed of all office actions, proposed responses or other patent prosecution activities involving PATENTS IN THE FIELD other than LICENSED PATENTS.

10	WARRANTIES

10.1	Warranties, Rights and Liabilities

McGILL WARRANTS THAT: (i) IT IS THE OWNER OF THE LICENSED PATENT AND THE LICENSED TECHNOLOGY; (ii) THAT IT HAS THE RIGHT AND POWER TO GRANT THE LICENSES GRANTED HEREIN; (iii) THAT THERE ARE NO OTHER AGREEMENTS WITH ANY OTHER PARTY IN CONFLICT WITH SUCH GRANT.

WITH THE EXCEPTION OF THE ABOVE WARRANTIES SET OUT IN THIS SECTION, McGILL MAKES NO WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE LICENSED TECHNOLOGY, NOT EXPRESSLY SET FORTH IN THIS AGREEMENT. McGILL DOES NOT WARRANT THAT THE LICENSED TECHNOLOGY IS ERROR FREE OR THAT IT WILL MEET ADHEREX REQUIREMENTS. ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY DISCLAIMED AND EXCLUDED. THE ENTIRE RISK AS TO THE RESULTS AND PERFORMANCE OF LICENSED PRODUCT, DELIVERABLES, AND ANY PRODUCTS, SERVICES OR METHODS BASED ON THE LICENSED TECHNOLOGY IS ASSUMED BY ADHEREX.

WITH THE EXCEPTION OF THE ABOVE WARRANTIES SET OUT IN THIS SECTION, McGILL MAKES NO REPRESENTATIONS, EXTENDS NO WARRANTIES, EXPRESS OR IMPLIED, AND ASSUMES NO LIABILITIES OR RESPONSIBILITIES WITH RESPECT TO THE USE, SALE, OR OTHER DISPOSITION BY ADHEREX, ANY AFFILIATE, VENDEES, TRANSFEREES, OR END USERS OF LICENSED PRODUCT(S) OR THE LICENSED TECHNOLOGY.

Notwithstanding any provision to the contrary herein, ADHEREX shall have the right to deduct from royalties payable to McGILL hereunder, any damages, costs or other amounts (including reasonable attorney’s fees and costs) incurred by ADHEREX by reason of any claim or suit against ADHEREX alleging that the use, manufacture, sale, lease or other exploitation of the LICENSED PATENT or LICENSED TECHNOLOGY infringes the rights of any third party.

11	INFRINGEMENT

11.1	Infringement by a Third Party

In the event of the infringement or potential infringement of the LICENSED PATENT or of the LICENSED TECHNOLOGY by any person, the following terms and conditions shall apply: (a) Upon learning of any infringement, the party learning of such infringement or potential infringement shall forthwith provide written notice to the other party, providing particulars of which it is aware; (b) McGILL and ADHEREX shall use their reasonable best efforts, in cooperation with each other, to terminate such infringement, without litigation; (c) ADHEREX may enjoin McGILL to support proceedings if necessary in which case ADHEREX shall reimburse McGILL for expenses and costs (including reasonable attorney’s fees and costs) reasonably incurred by McGILL, including salary and overhead, for representatives of McGILL whose involvement is required in the opinion of ADHEREX.

For more certainty ADHEREX shall be entitled to retain any damages, costs or other amounts paid to ADHEREX by reason of any claim or suit against any third party based on infringement or potential infringement of the LICENSED PATENT or of the LICENSED TECHNOLOGY, and (ii) no royalty shall be paid by ADHEREX on any such damages, costs or other amounts.

12	DISPUTE RESOLUTION

12.1	Cooperation

It is the intent of this AGREEMENT that both parties should benefit from the continued development and commercialization of the TECHNOLOGIES IN THE FIELD, and that it is in both parties’ best interests to ensure a healthy spirit of cooperation in which neither the financial stability nor the good public perception or reputation of either party is threatened.

12.2	Negotiation

In any dispute, controversy or difference that may arise between the Parties out of or in relation to or in connection with this Agreement, or for the breach thereof, the Parties shall seek to resolve such dispute amicably by mutual consultation. A Party shall first give notice to the other Party stating that the notifying Party believes that a dispute exists and providing a full and complete written statement setting forth the nature of the dispute, the notifying Party’s position with respect to that dispute, and any resolution proposed by the notifying Party. Upon the delivery of such notice, the Parties shall then cause their senior management or their designee to meet in person as soon as possible, but in no event more than sixty (60) days after the delivery of such notice, to discuss the dispute and to make a good faith effort to resolve the matter in an amicable fashion.

12.3	Mediation

In the event the parties fail to resolve such dispute by negotiations, the matter shall be submitted first to mediation by a mediator whose expertise appears relevant to the matter in question. Such mediator shall be chosen jointly by the parties involved and the mediation costs shall be equally shared by the parties to this AGREEMENT. If, after ninety (90) days, the dispute has not been resolved by mediation, the dispute shall automatically go to arbitration in accordance with the following subsection.

12.4	Arbitration

(a) In the event the parties fail to resolve such dispute by negotiation or mediation the parties hereby agree to refer the dispute to arbitration. In the event that the parties cannot agree upon the appointment of a single arbitrator within thirty (30) days of written notice from one party to the other requesting arbitration, the party requesting the arbitration shall appoint an arbitrator and send a written notice thereof to the other party, which shall have ten (10) days from the receipt thereof to appoint a second arbitrator. The two (2) arbitrators so appointed shall appoint a third arbitrator and in the event that they cannot agree, the third arbitrator shall be appointed by a court of competent jurisdiction.

(b) The arbitration hearing shall take place within thirty (30) days following the final appointment of the arbitrators and may be heard with the participation of and in the presence of only one party if the other party fails to appear. The decision of the arbitrators shall be final and binding upon the parties. The rules of the Quebec Code of Civil Procedure on arbitration shall apply.

(c) There shall be no appeal or judicial review of such decision.

(d) The decision of the arbitrators, if more than one, shall be by majority and the responsibility for the costs and expenses of the arbitration shall be paid by the parties as determined by the arbitrator(s). The arbitrators shall render their decision in writing within two (2) weeks of the hearing.

(e) The parties agree to the homologation of the arbitration decision at the request of either party.

13	GENERAL PROVISIONS

13.1	Assignment

Without prior written approval from McGILL’s authorized representative, this AGREEMENT may not be assigned or transferred by ADHEREX, except to the successor or assignee of ADHEREX’s entire business interest. In the event ADHEREX’s entire business interest is to be assigned or transferred, ADHEREX shall give McGILL not less than forty-five (45) days advance notification. McGILL shall be given the opportunity to express its concerns over any ethical issues related to the takeover, and those concerns will be addressed before transfer or assignment of this AGREEMENT can be completed. For greater certainty ADHEREX may assign any technology other than the LICENSED TECHNOLOGY without the prior written approval of McGILL.

13.2	Entire Agreement

This AGREEMENT constitutes the entire agreement and understanding between McGILL and ADHEREX with respect to the LICENSED TECHNOLOGY, and any modification of this AGREEMENT shall be in writing and shall be signed by a duly authorized representative of both McGILL and ADHEREX. There are no understandings, representations, or warranties between McGILL and ADHEREX concerning the LICENSED TECHNOLOGY except as expressly set-forth in this AGREEMENT.

As of the coming into force of this AGREEMENT, this AGREEMENT supersedes all prior agreements or understandings between McGILL and ADHEREX concerning the LICENSED TECHNOLOGY including, for more certainty, the Licence Agreement entered into between the parties September 23, 1998.

13.3	Force Majeure

Neither McGILL nor ADHEREX shall be in default of the terms of this AGREEMENT because the party delays performance or fails to perform such terms; provided such delay or failure is not the result of the party’s intentional or negligent acts or omissions, but the result of causes beyond the reasonable control of such party. Causes reasonably beyond the control of McGILL and ADHEREX shall include, but not be limited to, revolutions; civil disobedience; fires; acts of God, war, or public enemies; blockades; embargoes; strikes; labour disputes; laws; governmental, administrative or judicial orders, proclamations, regulations, ordinances, demands, or requirements; delays in transit or deliveries; actions or inactions of regulatory bodies or inability to secure necessary permits, permissions, raw materials, or equipment.

13.4	Governing Law

This AGREEMENT shall be deemed to have been made in Province of Quebec and shall be governed and construed in accordance with the laws of the Province of Quebec.

13.5	Notices

All notices, reports, payments, requests, consents, demands and other communications between McGILL and ADHEREX, pertaining to subjects related to this AGREEMENT, shall be in writing and shall be deemed duly given and effective (A) when actually received by mail or personal delivery, or (B) when mailed by prepaid registered or certified mail to the receiving party at the address set forth below, or to such other address as may be later designated by written notice from either party to the other party:

McGILL’s Notification Address:

Director, Office of Technology Transfer, McGill University, 3550 University St., Montreal, QC, H3A 2A7.

ADHEREX’s Notification Address:

President, ADHEREX Technologies Inc., 600 Peter Morand Crescent, Suite 340, Ottawa, Ontario K1G 5Z3.

13.6	Use of Name

ADHEREX shall not, without prior written consent from McGILL in each specific case, use McGILL’s name, trademark(s), or any adaptations thereof.

McGILL shall not, without prior written consent from ADHEREX in each specific case, use ADHEREX’s name, trademarks, or any adaptations thereof.

13.7	Confidentiality

Each party (“Receiving Party”) agrees to keep in strict confidence any information provided by the other party (“Disclosing Party”) that is not generally known among or readily accessible to persons that normally deal with the kind of information in question, that has actual or potential commercial value because of its confidential or secret nature, that Disclosing Party has taken reasonable steps under the circumstances to keep confidential or secret, and that, where disclosed in tangible or electronic form, has been marked or otherwise identified by Disclosing Party, at the time of disclosure, as being “confidential”, “proprietary”, “for internal use only” or with a similar legend, provided that in no event shall the absence of such a mark or legend shall preclude disclosed information which would be considered confidential by a person exercising reasonable business judgement from being treated as confidential by Receiving Party such as, but not limited to, unpatented inventions, know-how, ideas, methods, formulas and all technical, marketing, pricing, financial and other business data and information of the Disclosing Party, (“Confidential Information”).

The Receiving Party shall take reasonable measures to prevent unauthorized access, disclosure, possession, alteration, transfer, use, and reproduction of Disclosing Party’s Confidential Information and, except as may be required for the exercise of its rights or the performance of its obligation hereunder, Receiving Party shall neither disclose Disclosing Party’s Confidential Information to anyone save to officers, directors, employees, or representatives of Receiving Party who need to know such Confidential Information for the purposes of exercising Receiving Party’s rights or performing Receiving Party’s obligations hereunder, provided each person to whom Disclosing Party’s Confidential Information is so disclosed is informed by the Receiving Party of the confidential nature of Disclosing Party’s Confidential Information and undertakes to treat Disclosing Party’s Confidential Information in accordance with the provisions of this Section, nor copy or otherwise use any such Confidential Information without the prior written consent of the Disclosing Party.

The obligations of confidentiality shall not apply to information which (i) is or becomes publicly available through no wrongful act or breach of confidentiality by Receiving Party under this Agreement; (ii) was already in the rightful possession of the Receiving Party prior to its disclosure; (iii) is independently developed by the Receiving Party without use of any Disclosing Party’s Confidential Information; (iv) is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not known by the Receiving Party to be subject to any confidentiality obligation towards the Disclosing Party, or (v) is required to be disclosed by law, by the order of a government agency or by a court of competent jurisdiction, provided that the Receiving Party gives prior written notification to the Disclosing Party of its intention to disclose such information.

For more certainty, this agreement and its terms and all information and reports provided to McGILL in the future must be maintained as confidential by both parties, provided that parties may disclose such information to potential business partners, investors or investment bankers that are not Disclosing Party’s competitors nor affiliates or subsidiaries of such Disclosing Party’s competitors, including to their officers, directors, employees or to their attorneys, accountants, financial or other professional advisors which are bound by the law to keep Disclosing Party’s Confidential Information in confidentiality to, at least, the same extent as the Receiving Party in bound to keep Disclosing Party’s Confidential Information in confidentiality hereunder, in connection with the due diligence review of Receiving Party by such business partners, investors, or investment bankers.

13.8	Language

This Agreement is drawn up in English at the request of both parties. Les parties aux présentes conviennent que ce document soit rédigé en anglais.

14	SUCCESSORS

This Agreement and the provisions hereof shall enure to the benefit of and shall be binding upon the Parties and their respective successors and permitted assigns.

15	SIGNATURES

IN WITNESS WHEREOF, McGILL and ADHEREX have caused this LICENSE AGREEMENT to be executed in duplicate originals by their duly authorized representative.

For McGILL UNIVERSITY:		For ADHEREX TECHNOLOGIES, INC:

Pierre Belanger	/s/ Pierre Belanger	John Brooks	/s/ John Brooks
Vice President, Research		CEO
Date:	February 26, 2001	Date:	February 26, 2001